MY RACEHORSE CA LLC

2456 Fortune Dr., Suite 110

Lexington, KY 40509

May 16, 2025

VIA EDGAR

Securities and Exchange Commission Division of Corporation Finance Office of Trade & Services 100 F Street, N.E. Washington, D.C. 20549-3720

Attention:	Kate Beukenkamp

Re:	My Racehorse CA LLC Withdraw Prior Request for Acceleration of Offering Statement on Form 1-A File No. 024-12611

Ladies and Gentlemen:

My Racehorse CA LLC (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Request for Acceleration of the qualification date and time of the above-referenced offering statement, as amended, (the “Offering”) on Form 1-A (File No. 024-12611).

The Company is seeking withdrawal of the prior Request for Acceleration because it plans to file a new Request for Acceleration after obtaining clearance of compensation arrangements with FINRA.

We request that we be notified of such withdrawal of the Request for Acceleration with a telephone call to the Company’s securities counsel, Christopher L. Tinen at 858-910-4809.

Sincerely,

/s/ Michael Behrens

Chief Executive Officer of Experiential Squared, Inc.,

Manager of My Racehorse CA LLC

cc: Christopher L. Tinen, Esq.